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February 27, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re: Rydex ETF Trust (File Nos. 333-101625 and 811-21261) (the “Registrant”)

Dear Ms. Browning:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 24 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on December 28, 2012 relating to its underlying series (each a “Fund” and together, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and Kaitlin Bottock of Dechert LLP on February 11, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1. General

a.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

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•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

b.	Comment: Please confirm that the registration statement is to be complete upon filing pursuant to Rule 485(b) of the 1933 Act.

Response: The Registrant confirms that the registration statement will be complete upon filing pursuant to Rule 485(b).

c.	Comment: To the extent possible, please consider submitting any information not included in Post Effective Amendment No. 24 prior to the filing of the registration statement under Rule 485(b) of the 1933 Act. If not possible for this filing, please also consider this request for future filings made pursuant to Rule 485(a).

Response: We acknowledge that the Funds’ registration statement included in Post-Effective Amendment No. 24 did not include certain information, such as finalized information and performance information, as is customary for routine annual update filings filed pursuant to Rule 485(a). Typically, the Registrant prefers not to include this information in filings pursuant to Rule 485(a) because certain information is not yet final at the time of such filing and could thus contain mistakes. To the extent that this risk is not present in the future, the Registrant will include the information.

d.	Comment: Please confirm that all references to the Investment Company Act of 1940 (“1940 Act”) are in “plain English.”

Response: The Registrant confirms that all references to the 1940 Act are believed to be in “plain English.”

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Comments Relating to the Prospectus

2. Fees and Expenses of the Fund – All Funds

a.	Comment: In the “Fees and Expenses of the Fund” sections, if a Fund invests in other investment vehicles, please confirm that the Fund does not have any acquired fund fees and expenses (“AFFE”) in excess of one basis point as per Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: Certain Funds have included a separate line item for AFFE in their respective fee and expense tables. We confirm that the other Funds have not incurred AFFE in excess of one basis point, Form N-1A’s threshold for disclosure.

b.	Comment: In the “Fees and Expenses of the Fund” sections, please add a footnote to the fee and expense table stating that while the Funds have adopted a distribution plan pursuant to Rule 12b-1, no distribution fees will be charged for at least one year from the date of filing.

Response: The Registrant respectfully notes that Instruction 3(b) to Item 3 of Form N-1A requires that the “Fees and Expenses of the Fund’ sections include all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to Rule 12b-1 under the 1940 Act. Accordingly, no change has been made to the current disclosure. However, the description of the Distribution Plan included in the Prospectus under “Buying and Selling Fund Shares” does explain that “[no] distribution fees are currently charged to the Funds; there are no plans to impose these fees, and no such fees will be charged prior to March 1, 2014,” which is the offering period covered by the prospectus.

3. Example – All Funds

a.	Comment: Please confirm that the language of the “Example” sections are in conformity with Item 3 of Form N-1A or revise accordingly.

Response: The Registrant respectfully notes that Instruction 1(b) to Item 3 of Form N-1A permits a Fund to “modify the narrative explanations if the explanation contains comparable information to that shown.” We confirm that the current disclosure is fully consistent with Form N-1A and that the disclosure is not misleading to investors.

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4. Principal Investment Strategies – All Funds

a.	Comment: With respect to the Funds’ ability to invest outside of their underlying indices, please confirm whether the Funds’ may invest in any affiliated funds. If so, please revise the disclosure accordingly (including disclosure about potential layering of fees).

Response: The Funds did not invest in affiliated funds during the past fiscal year and the Funds’ portfolio managers do not intend to make such investments a principal investment strategy of the Funds in the near future. Accordingly, it is not believed that additional disclosure is needed, but amendment would be considered if investment strategies were to change. Also, such investments would be made pursuant to 1940 Act requirements.

b.	Comment: Please clarify in each Fund’s “Principal Investment Strategies” section the types of equity securities that comprise the Underlying Indices.

Response: We believe that that current disclosure adequately reflects the Funds’ strategies and investments and that no further clarification is required. However, we undertake to further consider this comment prior to future updates to the registration statement.

c.	Comment: If necessary, to the extent that a Fund has a policy to invest, under normal circumstances, at least 80% or 90% of its total assets in securities in an Underlying Index, please clarify the disclosure to provide whether “total assets” includes investments in derivative instruments.

Response: We respectfully note that the “Principal Investment Strategies” section for each Fund with such a policy already includes disclosure responsive to this request. Indeed, the disclosure states that as long as the Fund invests at least 80% or 90% (depending on the individual Fund’s policy) of its total assets in securities included in the Underlying Index, the Fund may also invest its other assets in certain other instruments, including derivatives.

d.	Comment: Please confirm that each Fund’s disclosure of derivative instruments is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: As requested, we confirm that that current disclosure adequately reflects the Funds’ use of derivatives. We undertake to further consider this comment prior to future updates to the registration statement if changes are made to the use of derivatives by the Funds.

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e.	Comment: Please confirm that each type of derivative in which a Fund may invest is disclosed in its “Principal Investment Strategies” section. If not, please clarify the disclosure accordingly.

Response: We confirm that we believe that each type of derivative instrument in which a Fund may invest is adequately disclosed in its “Principal Investment Strategies” section.

f.	Comment: Certain Funds disclose that they may engage in transactions involving total return swaps. When a Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011) (“Derivatives Concept Release”). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivative instruments (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: We have reviewed the disclosures and confirm that each Fund segregates its assets consistent with the principles set forth in Release 10666. We acknowledge that we are familiar with the Derivatives Concept Release and we are aware that the SEC may issue definitive guidance in the future.

g.	Comment: If necessary, under each Fund’s “Principal Investment Strategies” section, please disclose the anticipated concentration of each Fund’s investments as a result of the composition of the Fund’s Underlying Index, if applicable.

Response: No change has been made to the current disclosure because we believe that each Fund’s current disclosure that “[t]o the extent the Underlying Index is concentrated in a particular industry the Fund will necessarily be concentrated in that industry” is responsive to the principle covered by this comment.

5. Performance Information – All Funds

a.	Comment: To the extent that a Fund utilizes a secondary benchmark index, please revise the narrative disclosure per Instruction 2(b) to Item 4 of Form N-1A to disclose information about the additional index in the narrative accompanying the bar chart and table.

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Response: The Registrant has revised the narrative disclosure as requested.

6. More Information About the Trust and the Funds

a.	Comment: Please clarify the types of investment companies and other pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, in which a Fund may invest under “Investment in Investment Companies Risk.”

Response: The Registrant has included clarifications to the disclosure in response to this comment.

7. Management of the Funds

a.	Comment: Please disclose in your correspondence the date of the agreement under which the Advisor has contractually agreed to pay operating expenses of the Funds.

Response: The Advisor last contractually agreed to pay operating expenses of the Funds, as disclosed in the “Management of the Funds” section, in the Advisory Agreement between the Registrant and the Advisor, dated March 1, 2012.

b.	Comment: Please confirm that none of the operating expenses designated under the agreement under which the Advisor has contractually agreed to pay operating expenses of the Funds will increase the fees and expenses of the Funds.

Response: We confirm that none of the operating expenses designated under the agreements under which the Advisor has contractually agreed to pay operating expenses of the Funds will increase the fees and expenses of the Funds.

c.	Comment: Please confirm that the Funds’ fees and expenses incurred as a result of investments in money market funds, pursuant to a cash sweep agreement, amount to less than 0.001%.

Response: We confirm that the Funds’ fees and expenses incurred as a result of investments in money market funds, pursuant to a cash sweep agreement, amount to less than 0.001%.

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Comments Relating to the Statement of Additional Information (“SAI”)

8. Investment Methods and Risk Factors

a.	Comment: Item 16(b) of Form N-1A requires that the SAI describe any investment strategies used by the Advisor in managing a Fund that are not principal strategies, and the risks of those strategies. In the “Investment Policies, Techniques and Risk Factors” section, please consider removing those strategies that are considered principal, and the risks corresponding to those strategies, and place them in the Prospectus.

Response: We believe that the current disclosure in the SAI is consistent with Form N-1A. The “Investment Policies, Techniques and Risk Factors” section provides separate sections for the disclosure of principal and non-principal strategies, and the risks corresponding to those strategies. This section provides additional information regarding principal and non-principal strategies, and the risks corresponding to those strategies, but makes clear which strategies are considered principal and non-principal. Thus, we respectfully note that we do not believe that changes are necessary at this time.

* * *

Please contact the undersigned with any questions or comments regarding this letter, or if she may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee Secretary and Senior Vice President Security Investors, LLC

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